UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 03925, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS FIRST QUARTER OF 2021 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – May 14, 2021 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the first quarter ended March 31, 2021, prepared in accordance with international Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.

FIRST QUARTER 2021 HIGHLIGHTS

•

Total revenues were KRW 105,059 million (US$ 93,243 thousand), representing a 6.6% decrease from the fourth quarter ended December 31, 2020 (“QoQ”) and a 43.4% increase from the first quarter ended March 31, 2020 (“YoY”).

•	Operating profit was KRW 27,953 million (US$ 24,809 thousand), representing a 2.2% increase QoQ and a 169.9% increase YoY.

•	Profit before income tax expenses was KRW 28,620 million (US$ 25,401 thousand), representing a 7.0% increase QoQ and a 154.4% increase YoY.

•	Net profit attributable to parent company was KRW 23,565 million (US$ 20,915 thousand), representing a 56.4% increase QoQ and a 154.4% increase YoY.

REVIEW OF FIRST QUARTER 2021 FINANCIAL RESULTS

Revenues

Online game revenues for the first quarter of 2021 were KRW 19,458 million (US$ 17,270 thousand), representing a 26.6 % increase QoQ from KRW 15,370 million and a 44.8% increase YoY from KRW 13,436 million. The increase QoQ was mainly attributable to increased revenues from Ragnarok Online in Taiwan and Japan. The increase YoY was largely due to increased revenues from Ragnarok Online in Thailand and Japan.

Mobile game revenues were KRW 82,438 million (US$ 73,166 thousand) for the first quarter of 2021, representing a 10.9% decrease QoQ from KRW 92,562 million and a 47.3% increase YoY from KRW 55,982 million. The decrease QoQ resulted primarily from decreased revenues from Ragnarok X: Next Generation in Taiwan, Hong Kong and Macau and Ragnarok Origin in Korea. Such decrease was partially offset by increased revenues from Tera Classic in Japan that was launched on January 29, 2021 and Ragnarok M: Eternal Love in Southeast Asia. The increase YoY was primarily due to revenues from Ragnarok X: Next Generation in Taiwan, Hong Kong and Macau and Ragnarok Origin in Korea. This increase was partially offset by decreased revenues from Ragnarok M: Eternal Love in Taiwan, Southeast Asia, North America, Japan, Korea and Europe and Ragnarok Tactics.

Other revenues were KRW 3,163 million (US$ 2,807 thousand) for the first quarter of 2021, representing 29.8% decrease QoQ from KRW 4,508 million and an 17.7% decrease YoY from KRW 3,842 million.

Cost of Revenue

Cost of revenue was KRW 57,553 million (US$ 51,080 thousand) for the first quarter of 2021, representing a 11.4% decrease QoQ from KRW 64,966 million and a 17.8% increase YoY from KRW 48,874 million. The decrease QoQ was mainly due to decreased commission paid for mobile game services related to Ragnarok X: Next Generation in Taiwan, Hong Kong and Macau and Ragnarok Origin in Korea. The increase YoY was mostly from increased commission paid for mobile game services related to Ragnarok X: Next Generation in Taiwan, Hong Kong and Macau and Ragnarok Origin in Korea.

Operating Expenses

Operating expenses were KRW 19,553 million (US$ 17,354 thousand) for the first quarter of 2021, representing a 2.9% decrease QoQ from KRW 20,131 million and a 39.4% increase YoY from KRW 14,030 million. The decrease QoQ was mainly attributable to decreased advertising expenses for Ragnarok Origin in Korea and The Labyrinth of Ragnarok in Southeast Asia, and research and development expenses. The increase YoY was mostly resulted from increased advertising expenses for Tera Classic in Japan, The Labyrinth of Ragnarok in global and The Lord in Thailand, research and development expenses and commission paid.

Profit Before Income Tax Expenses

Profit before income tax expenses was KRW 28,620 million (US$ 25,401 thousand) for the first quarter of 2021 compared with profit before income tax expense of KRW 26,751 million for the fourth quarter of 2020 and profit before income tax expenses of KRW 11,250 million for the first quarter of 2020.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 23,565 million (US$ 20,915 thousand) for the first quarter of 2021 compared with net profit attributable to parent company of KRW 15,064 million for the fourth quarter of 2020 and a net profit attributable to parent company of KRW 9,263 million for the first quarter of 2020.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 194,754 million (US$ 172,850 thousand) as of March 31, 2021.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,126.72 to US$ 1.00, the noon buying rate in effect on March 31, 2021 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATE

Ragnarok Online IP-based Games

•	Ragnarok Origin, a MMORPG mobile game

Ragnarok Origin is being prepared for launch in Japan in the second quarter of 2021. The closed beta test (“CBT”) has completed on April 22, 2021 with users’ positive feedbacks.

•	Ragnarok X: Next Generation, a MMORPG mobile game

Ragnarok X: Next Generation has started the CBT and pre-registration on April 23, 2021. The game is being prepared for launch in Southeast Asia in June 2021.

•	The Labyrinth of Ragnarok, a Time Effective MMORPG mobile game

The Labyrinth of Ragnarok was launched in global including Korea (except Taiwan, Hong Kong, Macau, China and Japan) on March 23, 2021.

•	Ragnarok: Poring Merge, a Time Effective RPG

Ragnarok: Poring Merge was launched in global on April 12, 2021.

•	Other Ragnarok Online IP-based games

The Lost Memories: a Song of Valkyrie, a Story RPG mobile game, is expected to be launched in Thailand, North America and global in the second half of 2021. The game was developed by Gravity NeoCyon, Inc., our subsidiary in Korea.

Project S (Tentative title), a MMORPG mobile game, is scheduled to start the CBT in the second half of 2021.

Other IP games

The Lord, a SRPG mobile game, is expected to be launched in Indonesia, Vietnam, Taiwan, Hong Kong and Macau in the second half of 2021.

CPBL Pro-baseball 2021, a Sports mobile game, will be launched in Taiwan, Hong Kong and Macau on June 17, 2021.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of first quarter in 2021 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at http://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 93 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2020 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee

Ms. Hye Ji An
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

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GRAVITY Co., Ltd.

Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-20		31-Mar-21
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	110,632	98,189	116,754	103,623
Short-term financial instruments	71,000	63,015	78,000	69,227
Accounts receivable, net	59,761	53,040	62,994	55,909
Other receivables, net	8	7	183	162
Prepaid expenses	2,238	1,986	1,989	1,765
Other current assets	2,946	2,615	3,220	2,859
Total current assets	246,585	218,852	263,140	233,545
Property and equipment, net	7,695	6,830	8,286	7,354
Intangible assets, net	3,363	2,985	3,746	3,325
Deferred tax assets	3,590	3,186	2,810	2,494
Other non-current financial assets	1,324	1,175	2,070	1,837
Other non-current assets	2,815	2,498	1,916	1,701
Total assets	265,372	235,526	281,968	250,256
Liabilities and Equity
Current liabilities:
Accounts payable	52,688	46,762	47,651	42,292
Deferred revenue	13,692	12,152	11,902	10,563
Withholdings	2,851	2,530	2,991	2,655
Accrued expense	1,365	1,211	1,261	1,119
Income tax payable	9,470	8,405	8,575	7,611
Other current liabilities	2,654	2,356	2,745	2,436
Total current liabilities	82,720	73,416	75,125	66,676
Long-term deferred revenue	101	90	185	164
Other non-current liabilities	5,203	4,618	4,593	4,077
Total liabilities	88,024	78,124	79,903	70,917
Share capital	3,474	3,083	3,474	3,083
Capital surplus	27,110	24,061	27,110	24,061
Other components of equity	(1,045)	(927)	112	99
Retained earnings	147,371	130,796	170,936	151,711
Equity attributable to owners of the Parent Company	176,910	157,013	201,632	178,954
Non-controlling interest	438	389	433	385
Total equity	177,348	157,402	202,065	179,339
Total liabilities and equity	265,372	235,526	281,968	250,256

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,126.72 to US$ 1.00, the noon buying rate in effect on March 31, 2021 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.

Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended
	31-Dec-20		31-Mar-20		31-Mar-21
	(KRW)	(US$)	(KRW)	(US$)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games	15,370	13,641	13,436	11,925	19,458	17,270
Mobile games	92,562	82,152	55,982	49,686	82,438	73,166
Other revenue	4,508	4,001	3,842	3,410	3,163	2,807
Total net revenue	112,440	99,794	73,260	65,021	105,059	93,243
Cost of revenue	64,966	57,659	48,874	43,377	57,553	51,080
Gross profit	47,474	42,135	24,386	21,644	47,506	42,163
Operating expenses:
Selling, general and administrative expenses	15,708	13,941	11,007	9,769	15,508	13,764
Research and development	4,358	3,868	2,872	2,549	4,009	3,558
Others, net	65	58	151	134	36	32
Total operating expenses	20,131	17,867	14,030	12,452	19,553	17,354
Operating profit	27,343	24,268	10,356	9,192	27,953	24,809
Finance income(costs):
Finance income	476	422	1,551	1,377	1,600	1,420
Finance costs	(1,068)	(947)	(657)	(583)	(933)	(828)
Profit before income tax	26,751	23,743	11,250	9,986	28,620	25,401
Income tax expenses	11,768	10,444	2,004	1,779	5,059	4,490
Profit for the year	14,983	13,299	9,246	8,207	23,561	20,911
Profit attributable to:
Non-controlling interest	(81)	(71)	(17)	(15)	(4)	(4)
Owners of Parent company	15,064	13,370	9,263	8,222	23,565	20,915
Earning per share
- Basic and diluted	2,168	1.92	1,333	1.18	3,391	3.01
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earning per ADS(1)
- Basic and diluted	2,168	1.92	1,333	1.18	3,391	3.01

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,126.72 to US$1.00, the noon buying rate in effect on March 31, 2021 as quoted by the Federal Reserve Bank of New York.

(1) Each ADS represents one common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: May 14, 2021